UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Novatus Holding PTE. Ltd.

Attention: Kenges Rakishev

3 Pemimpin Drive

#04-01, Lip Hing Industrial Building

Singapore 576147, Republic of Singapore

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,986,049 (see Item 5)
	8.	SHARED VOTING POWER 0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 21,986,049 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,986,049
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14.	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 64111R102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Novatus Holding PTE. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 6 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Kenges Rakishev (“Mr. Rakishev”), Mark Global Corporation (“Mark Global”) and Novatus Holding PTE. Ltd. (“Novatus”) (each of Mr. Rakishev and Novatus, a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on October 9, 2012, as amended by Amendment No. 1 to such statement filed with the SEC on June 11, 2013, as further amended by Amendment No. 2 to such statement filed with the SEC on June 8, 2015, as further amended by Amendment No. 3 to such statement filed with the SEC on September 9, 2015, as further amended by Amendment No. 4 to such statement filed with the SEC on November 24, 2015, as further amended by Amendment No. 5 to such statement filed with the SEC on January 22, 2016 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following information for updating:

The business address of Novatus and each director of Novatus set forth on Schedule I to the Schedule 13D is 3 Pemimpin Drive, #04-01, Lip Hing Industrial Building, Singapore 576147.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

No consideration was paid by Mr. Rakishev to Novatus for the 7,320,751 shares of Common Stock previously held by Novatus that were transferred to Mr. Rakishev as described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Effective as of April 8, 2016, Novatus transferred all of the 7,320,751 shares of Common Stock held directly by Novatus to Mr. Rakishev for no consideration.

On April 14, 2016, Mr. Rakishev entered into an amendment to the Second Investment Agreement with the Issuer (the “Second Investment Agreement Amendment”), pursuant to which, Mr. Rakishev and the Issuer agreed to extend the time period for obtaining Stockholder Approval from 120 days following the date of the Second Investment Agreement to 180 days following the date of the Second Investment Agreement. Other than as set forth above, the other terms of the Second Investment Agreement remain unchanged.

The foregoing description is qualified in its entirety by reference to the Second Investment Agreement Amendment. A copy of the Second Investment Agreement Amendment is attached hereto as Exhibit 99.11, and the terms thereof are incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above and in Item 4 of the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a) (i) As of April 8, 2016, Novatus may be deemed to have beneficial ownership of 0 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of 0% of the Common Stock.

(ii) As previously disclosed in Amendment No. 5, in the event that the Stockholder Approval is not obtained within 120 days from the date of the Second Investment Agreement (which was subsequently extended to 180 day pursuant to the Second Investment Agreement Amendment), then Mr. Rakishev has the right to elect any of the following: (i) increase the purchase price per share of the shares of Common Stock and Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement from $0.1951 to $0.3201, which would result in Mr. Rakishev paying an additional $583,034.4275 to the Issuer to receive the 4,664,275 shares of Common Stock and the Second Option as originally contemplated by the Second Investment Agreement (“Option 1”), (ii) increase the purchase price per share of the shares of Common Stock and the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement from $0.1951 to $0.3201, which would result in Mr. Rakishev being issued (I) 2,842,862 shares of Common Stock instead of the 4,664,275 shares of Common Stock originally contemplated by the Second Investment Agreement and (II) the Second Option exercisable for up to 2,842,862 shares of Common Stock instead of 4,664,275 shares of Common Stock originally contemplated by the Second Investment Agreement (“Option 2”) or (iii) the Second Option would not be issued, which would result in Mr. Rakishev only being issued 4,664,275 shares of Common Stock as originally contemplated by the Second Investment Agreement (“Option 3”).

As of March 21, 2016:

Mr. Rakishev was deemed to have acquired beneficial ownership of the 4,664,275 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement and the 4,664,275 shares of Common Stock issuable upon exercise of the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement because he had the right to acquire such securities within 60 days. As a result, as of March 21, 2016, Mr. Rakishev may have been deemed to have beneficial ownership of 31,314,599 shares of Common Stock consisting of (1) 7,522,441 shares of Common Stock held directly by Mr. Rakishev, (2) 7,320,751 shares of Common Stock held directly by Novatus, (3) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, (4) 4,664,275 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement and (5) 4,664,275 shares of Common Stock issuable upon exercise of the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement, and all such shares of Common Stock represented beneficial ownership of approximately 24.8% of the Common Stock, based on (w) 113,045,246 shares of Common Stock issued and outstanding as of March 21, 2016, as reported to the Reporting Persons by the Issuer, plus (x) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, (y) 4,664,275 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement and (z) 4,664,275 shares of Common Stock issuable upon exercise of the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement. The receipt of Stockholder Approval within 120 days from the date of the Second Investment Agreement (which was subsequently extended to 180 day pursuant to the Second Investment Agreement Amendment) or the failure to so obtain such Stockholder Approval and Mr. Rakishev’s election of Option 1 will not result in a change in Mr. Rakishev’s beneficial ownership of the securities described in clauses (4) and (5) of the first paragraph of this Item 5(a)(ii).

Upon the failure to obtain Stockholder Approval within 120 days from the date of the Second Investment Agreement (which was subsequently extended to 180 day pursuant to the Second Investment Agreement Amendment) and Mr. Rakishev’s election of Option 2, Mr. Rakishev would be deemed to have beneficial ownership of 27,671,773 shares of Common Stock consisting of (1) 14,843,192 shares of Common Stock, (2) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, (3) 2,842,862 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement and (4) 2,842,862 shares of Common Stock issuable upon exercise of the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement, and all such shares of Common Stock would represent beneficial ownership of approximately 22.0% of the Common Stock, based on (w) 113,045,246 shares of Common Stock issued and outstanding as of March 21, 2016, as reported to the Reporting Persons by the Issuer, plus (x) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, (y) 2,842,862 shares of Common Stock to be issued to Mr. Rakishev pursuant to the Second Investment Agreement and (z) 2,842,862 shares of Common Stock issuable upon exercise of the Second Option.

Upon the failure to obtain Stockholder Approval within 120 days from the date of the Second Investment Agreement (which was subsequently extended to 180 day pursuant to the

Second Investment Agreement Amendment) and Mr. Rakishev’s election of Option 3, Mr. Rakishev would be deemed to have beneficial ownership of 26,650,324 shares of Common Stock consisting of (1) 14,843,192 shares of Common Stock, (2) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option and (3) 4,664,275 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement, and all such shares of Common Stock would represent beneficial ownership of approximately 21.3% of the Common Stock, based on (x) 113,045,246 shares of Common Stock issued and outstanding as of March 21, 2016, as reported to the Reporting Persons by the Issuer, plus (y) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option and (z) 4,664,275 shares of Common Stock to be issued to Mr. Rakishev pursuant to the Second Investment Agreement.

(iii) Immediately following the execution of the Second Investment Agreement Amendment on April 14, 2016 (which extended the time period for obtaining Stockholder Approval from 120 days following the date of the Second Investment Agreement to 180 days following the date of the Second Investment Agreement), and taking into account the transfer described in Item 4, Mr. Rakishev was deemed to have beneficial ownership of 21,986,049 shares of Common Stock consisting of (1) 14,843,192 shares of Common Stock and (2) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, and all such shares of Common Stock represent beneficial ownership of approximately 18.3% of the Common Stock, based on (x) 113,045,246 shares of Common Stock issued and outstanding as of March 25, 2016, as disclosed in the Schedule 14A filed by the Issuer with the SEC on March 30, 2016, plus (y) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option. The foregoing excludes: (I) 4,664,275 shares of Common Stock issuable to Mr. Rakishev pursuant to the Second Investment Agreement and (II) 4,664,275 shares of Common Stock issuable upon exercise of the Second Option issuable to Mr. Rakishev pursuant to the Second Investment Agreement, in each case of clauses (I) and (II) above, because Mr. Rakishev does not have the right to acquire such securities within 60 days of the date hereof. Assuming that Mr. Rakishev had the right to acquire the shares of Common Stock and Second Option issuable pursuant to the Second Investment Agreement within 60 days of the date hereof, Mr. Rakishev would be deemed to have beneficial ownership of 31,314,599 shares of Common Stock.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) The information set forth in Item 4 is hereby incorporated herein by reference.

(e) Novatus ceased to have beneficial ownership of greater than 5% of the Common Stock on April 8, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information for updating:

Exhibit No.	Description

Exhibit 99.11	Amendment No. 1 to Second Additional Letter Agreement, dated as of April 14, 2016, by and between Mr. Rakishev and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2016

NOVATUS HOLDING PTE. LTD.

By:	/s/ Thomas Haeusler
Name: Thomas Haeusler
Title: Director

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.11	Amendment No. 1 to Second Additional Letter Agreement, dated as of April 14, 2016, by and between Mr. Rakishev and the Issuer.